Exhibit 21.1

HOME BANCSHARES, INC.

DIRECT AND INDIRECT SUBSIDIARIES

AS OF DECEMBER 31, 2020

Name of Subsidiary	State of Incorporation/ Organization
Centennial Bank	Arkansas
Centennial Insurance Agency, Inc. d/b/a Insurance Mart, Inc.	Arkansas
Cook Insurance Agency, Inc.	Florida
Freedom Insurance Group, Inc.	Arkansas
Centennial AL Holdings, Inc.	Alabama
Centennial NY Holdings, Inc.	New York
Centennial REIT, Inc.	New York
Centennial Capital, Inc.	New York
Boomer Air, LLC	Arkansas
Centennial AAC NMTC Fund, LLC	Arkansas
Regent Bank Project Finance, Inc.	Florida
HBI Insurance, Inc.	Arkansas
Centennial (AR) Statutory Trust I	Delaware
Liberty (AR) Statutory Trust I	Delaware
Liberty (AR) Statutory Trust II	Delaware
Regent Capital Trust II	Delaware
Regent Capital Trust III	Delaware
Russellville Statutory Trust I	Delaware

955127.2